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                             May 6, 2022

       Jiang Hui
       Chief Executive Officer
       Hudson Acquisition I Corp.
       19 West 44th Street, Suite 1001
       New York, NY 10036

                                                        Re: Hudson Acquisition
I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 29,
2022
                                                            File No. 333-264557

       Dear Mr. Hui:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Initial Business Combination, page 5

   1. We note your disclosure here and throughout the prospectus that "[i]n the event that we receive notice from our
sponsor five days prior to the applicable deadline of its intent to effect an extension, we
intend to issue a press release announcing such intention at least three days prior to the
12 month or 15 month deadline." Given that the initial completion window is 9 months, the
extension deadlines appear to be at 9 months or 12 months. As a result, the reference
to a 15 month extension deadline appears incorrect. Please revise or advise.
 Jiang Hui
FirstName  LastNameJiang
Hudson Acquisition I Corp.Hui
Comapany
May  6, 2022NameHudson Acquisition I Corp.
May 6,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services